UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2020

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 30 July 2020

Financial results at 30 June 2020

Orange very resilient despite the effects of the Covid-19 pandemic

Revenues and EBITDAaL declined in the 2nd quarter of 2020, negatively impacted by the effects of the health crisis. In the 1st half overall, revenues continued to grow, with a very moderate decline in EBITDAaL.

Good commercial performance, deferred investments and cost control enable Orange to reiterate its objective of 2020 organic cash flow of more than 2.3 billion euros.

In millions of euros	2Q 2020	change comparable basis	change historical basis	6M 2020	change comparable basis	change historical basis
Revenues	10,375	(0.4)%	(0.1)%	20,769	0.3%	1.0%
EBITDAaL	3,312	(1.8)%	(1.9)%	5,914	(0.8)%	(0.7)%
Operating Income				2,249		(5.8)%
Consolidated net income				1,016		(10.7)%
eCAPEX (excluding licenses)	1,576	(15.8)%	(16.1)%	3,156	(9.9)%	(10.1)%
EBITDAaL - eCAPEX	1,737	15.7%	16.0%	2,759	12.2%	12.7%
Organic Cash-Flow (telecom activities)				255		176.1%

•  In the 2nd quarter of 2020, revenues declined 0.4%[1], negatively impacted by the decline in roaming and equipment sales directly linked to the health crisis.

France and Africa & Middle East rose 2.7% and 1.3% respectively year on year, almost completely offsetting the combined decline in other segments: Spain (-6.8%), Europe (-3.6%), Enterprise (-3.3%).

•  In the 2nd quarter, EBITDAaL showed a limited decline of 1.8% year on year, negatively impacted by the cost of health measures, the decrease in roaming and a slight increase in provisions for bad debts. In the first half EBITDAaL declined just 0.8%.

•  At June 30, 2020, consolidated net income stood at 1,016 million euros (compared with 1,137 million euros at June 30, 2019, on an historical basis).

•  In the 1st half, the Group's eCAPEX declined 9.9% due to the significant increase in co-financing in France and asset disposals, in particular the disposal of non-strategic towers in Spain. This decrease is also explained by a slowdown of investment in mobile and traditional services which offset growth in FTTH investments, particularly in France, which was lower than expected following the health crisis.

•  Organic cash flow from telecoms activities was 255 million euros, a 163 million euro increase year on year on an historical basis, due to the decline in eCAPEX and despite the measures taken to support the most vulnerable suppliers and service providers in France.

•  In the first half, Orange recorded a significant uptick in co-financing which had a favourable effect on turnover, EBITDAaL and eCAPEX. These co-financing initiatives illustrate our ability to monetize our FTTH investments made in recent years

These resilient results stem from the Group's strategy focused on greater connectivity and new growth areas, enabling us to increase our customer bases.

•  Convergent offers totaled 10.8 million customers at June 30, 2020, up 2.1% year on year, allowing Orange to strengthen its position as the leading convergent operator in Europe.

•  In fiber, despite the lockdown, Orange posted a record 2nd quarter in France with 238,000 net customer additions and strong growth in Poland with 44,000 net additions. At June 30, Orange had 8.1 million fiber customers.

•  In Africa & Middle East, 4G deployment continues reaching 27.9 million customers in the 2nd quarter, growth of 40.4% year on year. Orange Money had 19.6 million active customers in the 2nd quarter, up 18.9%.

•  As of June 30, 2020, Orange Bank had a total of 1 million customers, following the integration of Orange Courtage and the expansion of its offer in Spain. In becoming an insurance broker, the bank took a further step in its cross-selling policy with Orange France.

In line with the "Engage 2025" plan, Orange signed a long-term electricity purchasing agreement with Boralex, a pioneer in renewable energy and the leading independent producer of onshore wind energy in France. This contract for 67 GWh per year covers nearly 3% of Orange s electricity consumption in France.

Outlook

For the financial year 2020, Orange confirms that it does not foresee any significant deviation with respect to its financial objectives:

•  Given current information and currently anticipated trajectories, the Group now expects a slight decline in 2020 EBITDAaL of about 1% including all the effects linked to the Covid-19 pandemic. It should be noted that, excluding the Covid-19 impact, EBITDAaL would have been flat positive as expected.

•  Given delays in investments to date, eCAPEX will be lower, offsetting the decline in EBITDAaL.

•  Therefore, the Group's EBITDAaL less eCAPEX will be stable in 2020.

•  The Group's commitment to exceed 2.3 billion euros in organic cash flow from telecoms activities remains unchanged.

•  The objective for a net debt to EBITDAaL ratio for telecoms activities of around 2x in the medium term is maintained.

For the 2021-2023 period, Orange confirms its financial objectives as announced during the investor day on December 4, 2019.

Orange will pay an interim dividend of 0.30 euros in cash on December 9, 2020. The decision on the final amount of the 2020 dividend will be announced between the results publication dates for the 3rd and 4th quarters of 2020. A distribution of 0.70 euros per share remains the Group's objective, including for the 2020 fiscal year. The final decision will be taken at a later date, depending on the situation.

Commenting on the publication of the 1st half 2020 results, St phane Richard, Chairman and CEO of the Orange Group, said:

"Orange has shown a remarkable level of resistance in the first half of the year, despite the effects of the Covid-19 pandemic, with a 0.3% increase in revenues and a contained decrease in EBITDAaL of 0.8%. These results bear witness to our business resilience and its capacity for collective mobilisation in the face of this crisis.

In France, in spite of the restrictions due to the pandemic, our commercial dynamic is good, in particular in fiber: indeed we delivered a second-quarter record of 238,000 net additions. Our customers appetite for fiber confirms the validity of our investment strategy and we are continuing our deployment with a view to building as many connection points in 2020 as we did in 2019 notwithstanding the unprecedented health context.

In Spain, where the situation remains challenging given the market s slide towards low cost, we have adapted our positioning and enlarged the range of our offers: a strategy that is now showing its first results.

In Africa and in the Middle East, revenues grew 3.8% in the first half and EBITDAaL rose by more than 7%: an excellent performance driven by mobile data (with a 40% increase in 4G customers year on year), by broadband and by Orange Money, that will be further strengthened by last week s launch of Orange Bank Africa.

Even though Orange has proven to be more vital than ever to its business customers over these past months, the health crisis has impacted our results in B2B. I would, however, point to the very good performance of Orange Cyberdefense and Orange Cloud for Business where revenues grew by 11% and 8% in the first half.

This crisis has revealed the strategic nature of telecoms networks for our economies and even society as a whole. While impacted, we are comforted in the strategic choices we made with Engage 2025, the roll-out of which we will be accelerating, whether this be through mastering our carbon footprint, the deployment and optimisation of our infrastructures or the development of our growth territories.

I d like to conclude by extending my warm thanks to all of Orange s teams who have been fully mobilised throughout the crisis to serve our customers."

Key figures

Data at June 30

In millions of euros	6M 2020	6M 2019 comparable basis	6M 2019 historical basis	change comparable basis	change historical basis
Revenues	20,769	20,703	20,573	0.3%	1.0%
France	9,024	8,880	8,874	1.6%	1.7%
Spain	2,503	2,624	2,624	(4.6)%	(4.6)%
Europe	2,729	2,774	2,789	(1.6)%	(2.1)%
Africa & Middle-East	2,845	2,742	2,737	3.8%	3.9%
Enterprise	3,859	3,908	3,770	(1.3)%	2.3%
International Carriers & Shared Services	728	746	747	(2.4)%	(2.4)%
Intra-Group eliminations	(920)	(971)	(968)
EBITDAaL (1)	5,914	5,960	5,958	(0.8)%	(0.7)%
o/w telecom activities	5,986	6,037	6,035	(0.9)%	(0.8)%
As % of revenues	28.8%	29.2%	29.3%	(0.3 pt)	(0.5 pt)
France	3,301	3,284	3,281	0.5%	0.6%
Spain	728	787	787	(7.5)%	(7.5)%
Europe	730	699	708	4.3%	3.0%
Africa & Middle-East	935	872	868	7.2%	7.7%
Enterprise	471	578	565	(18.5)%	(16.7)%
International Carriers & Shared Services	(179)	(183)	(174)	1.9%	(2.9)%
o/w Orange Bank	(72)	(78)	(78)	7.7%	7.7%
Operating Income	2,249		2,388		(5.8)%
o/w telecom activities	2,336		2,475		(5.6)%
o/w Orange Bank	(87)		(88)		0.9%
Consolidated net income	1,016		1,137		(10.7)%
Net income attributable to equity owners of the Group	927		1,039		(10.7)%
eCAPEX	3,156	3,502	3,509	(9.9)%	(10.1)%
o/w telecom activities	3,142	3,486	3,493	(9.9)%	(10.1)%
as % of revenues	15.1%	16.8%	17.0%	(1.7 pt)	(1.9 pt)
o/w Orange Bank	14	16	16	(14.5)%	(14.5)%
EBITDAaL - eCAPEX	2,759	2,458	2,449	12.2%	12.7%
Organic Cash-flow (telecoms activities)	255		92		176.1%

(1) Adjustments to the presentation of EBITDAaL are described in Appendix 1.

In millions of euros	June 30 2020	Dec 31 2019
Net financial debt (1)	26,420	25,466
Ratio of financial debt / EBITDAaL from telecoms activities (2)	2.04	1.96

(1) Net financial debt as defined and used by Orange does not include Orange Bank activities, for which this concept is not relevant.

(2) The ratio of net financial debt to EBITDAaL for telecoms activities is calculated as the ratio of the Group s net financial debt (see Section 3.1.5.6 Net financial debt) to EBITDAaL for telecoms activities (see Section 3.1.5.2 EBITDAaL) calculated over the previous 12 months.

Key figures

Quarterly data

In millions of euros	2Q 2020	2Q 2019 comparable basis	2Q 2019 historical basis	change comparable basis	change historical basis
Revenues	10,375	10,413	10,388	(0.4)%	(0.1)%
France	4,593	4,470	4,467	2.7%	2.8%
Spain	1,216	1,306	1,306	(6.8)%	(6.8)%
Europe	1,329	1,378	1,400	(3.6)%	(5.1)%
Africa & Middle-East	1,401	1,382	1,388	1.3%	0.9%
Enterprise	1,925	1,990	1,940	(3.3)%	(0.8)%
International Carriers & Shared Services	355	375	376	(5.4)%	(5.5)%
Intra-Group eliminations	(443)	(488)	(488)
EBITDAaL (1)	3,312	3,372	3,375	(1.8)%	(1.9)%
o/w telecom activities	3,350	3,405	3,408	(1.6)%	(1.7)%
As % of revenues	32.3%	32.7%	32.8%	(0.4 pt)	(0.5 pt)
o/w Orange Bank	(38)	(34)	(34)	(12.6)%	(12.6)%
eCAPEX	1,576	1,871	1,877	(15.8)%	(16.1)%
o/w telecom activities	1,567	1,862	1,869	(15.8)%	(16.1)%
as % of revenues	15.1%	17.9%	18.0%	(2.8 pt)	(2.9 pt)
o/w Orange Bank	8	8	8	(1.4)%	(1.4)%
EBITDAaL - eCAPEX	1,737	1,501	1,498	15.7%	16.0%

(1) Adjustments to the presentation of EBITDAaL are described in Appendix 1.

On July 29, 2020, Orange SA s Board of Directors reviewed the consolidated half-year financial statements and activity report for the period ended June 30, 2020. In accordance with auditing standards, the Group's auditors conducted a limited review of the half-year accounts and verified the information given in the half-year activity report.

More detailed information on the Group's financial statements and performance indicators is available on the Orange website in the "Investors/Results and Presentations" section:
www.orange.com/en/Investors/Results-and-presentations

Comments on key Group figures

Revenues

Orange Group revenues were 20.8 billion euros in the 1st half year, up 0.3% year on year on a comparable basis. This growth was fueled by the momentum of the 1st quarter (+1.0%) while 2nd quarter 2020 revenues were down (-0.4%), negatively impacted primarily by the decline in roaming and equipment sales directly linked to the health crisis.

At the Group level, the principal services posted the following 1st half performances on a comparable basis (all changes are year on year):

Revenues from convergence services in all of the Group's European countries were 3.6 billion euros in the 1st half, up 4.1%. This increase enabled Orange to consolidate its position as the leading convergent operator in Europe.

Revenues from mobile only services were 5.1 billion euros in the 1st half, down 1.2% due to the slowdown in net additions in Spain and to a lesser degree in Europe.

Revenues from fixed only services (4.7 billion euros) declined 2.0% due to the downward trend in fixed narrowband services and the migration towards convergent services.

Revenues from IT and integration services (1.6 billion euros) grew 5.1%. This growth was driven by Poland and to a lesser extent by Enterprise which was impacted by the health crisis in the 2nd quarter.

Revenues from carrier services (4.1 billion euros) rose 5.2%. This growth was driven by wholesale fixed services, in particular revenues related to co-financing and the construction of Public Initiative Networks (PINs) in France.

Revenues from equipment sales fell 16.9% (1.2 billion euros), impacted by a slowdown in the market and the closure of stores during the lockdown period.

Customer base growth

The convergent customer base had 10.8 million customers across the Group as of June 30, 2020, up 2.1% year on year, supported by very strong growth in Europe.

Mobile services had 208.0 million customers at June 30, 2020, an increase of 1.9% year on year.

Fixed services had 45.1 million customers at June 30, 2020, down 2.0% over one year, mainly due to the decline of nearly 12.5% in the number of fixed narrowband accesses.

EBITDAaL

Group EBITDAaL was 5.91 billion euros in the 1st half, down 0.8% on a comparable basis, impacted by the decline in activity related to the health crisis. The main additional costs arising from the management of the health crisis were 160 million euros over the first six months of 2020. They were broadly offset by efforts to control costs of an equivalent amount. In the 2nd quarter, Group EBITDAaL declined 1.8%, after growth of 0.5% in the previous quarter, negatively impacted in particular by the costs related to health measures, the decrease in roaming and a slight increase in customer bad debts.

EBITDAaL from telecoms activities was 5.99 billion euros in the 1st half, down 0.9% on a comparable basis.

Operating income

In the 1st half, the Group's operating income was 2.25 billion euros, down 139 million euros (-5.8%) on an historical basis.

This decrease is explained mainly by the 43 million euro decrease in EBITDAaL on an historical basis, the 104 million euro increase in net expenses for legal actions, corresponding to the reassessment of the risk relating to a number of these disputes, and the 49 million euro increase in depreciation and amortization of fixed assets which were partially offset by the 56 million euro decline in the costs of restructuring programs.

Net income

At June 30, 2020, Orange s consolidated net income was 1,016 million euros, compared with 1,137 million euros at June 30, 2019, on an historical basis. This change reflects mainly the decrease in operating income.

eCAPEX

The Group's eCAPEX declined 9.9% in the 1st half and 15.8% in the 2nd quarter due to the increase in co-financing in France and to disposals of assets, in particular the disposal of non-strategic towers in Spain. This decrease is also explained by a slowdown in investments in mobile and traditional services that offset growth in FTTH investments, particularly in France, which were lower than expected following the health crisis.

In spite of this decrease, the Group continues deploying fiber, in which it is the undisputed leader in Europe. Between June 30, 2019 and June 30, 2020, the number of connectable households increased 42.7% in France, 21.3% in Poland, and 7% in Spain.

Organic cash flow

Organic cash flow from telecoms activities reached 255 million euros, up by 163 million euros over one year on an historical basis. This was mainly due to the decline in eCAPEX and payments linked to net financial interests and to corporate taxes which offset the decline in EBITDAaL and the deterioration of working capital requirements affected in particular by the impact of the Group's measures to support its most vulnerable suppliers and service providers in France.

Changes in asset portfolio

There was no significant change in the asset portfolio in the 2nd quarter of 2020.

Net financial debt

The Orange Group s net financial debt totaled 26.4 billion euros at June 30, 2020, up by 954 million euros compared with December 31, 2019. The change in debt in the first half of 2020 is in particular linked to the seasonality of activity.

The ratio of "net financial debt to EBITDAaL for telecoms activities" stood at 2.04x at June 30, 2020. This is in line with the objective of a net debt to EBITDAaL ratio for telecoms activities of about 2x in the medium term.

Dividends

Orange will make an interim dividend payment of 0.30 euros in cash on December 9, 2020. The decision on the balance of the dividend will be announced between the results publication dates for the 3rd and 4th quarters of 2020. A distribution of 0.70 euros per share remains the Group's objective, including for the 2020 fiscal year. The final decision will be taken at a later date, depending on the situation.

Review by operating segment

France

In millions of euros	2Q 2020	change comparable basis	change historical basis	6M 2020	change comparable basis	change historical basis
Revenues	4,593	2.7%	2.8%	9,024	1.6%	1.7%
Retail services	2,684	0.1%	0.1%	5,377	0.0%	0.0%
Convergence	1,131	4.1%	4.7%	2,268	4.7%	5.3%
Mobile only	559	(3.1)%	(4.0)%	1,124	(2.9)%	(3.8)%
Fixed only	995	(2.5)%	(2.5)%	1,986	(3.3)%	(3.3)%
Wholesale	1,535	11.7%	11.9%	2,871	7.2%	7.5%
Equipment sales	206	(26.7)%	(26.7)%	458	(20.8)%	(20.8)%
Other revenues	167	27.0%	26.5%	318	28.1%	27.6%
EBITDAaL				3,301	0.5%	0.6%
EBITDAaL / Revenues				36.6%	(0.4 pt)	(0.4 pt)
Operating Income				1,557	-	(5.6)%
eCAPEX				1,635	(12.2)%	(12.2)%
eCAPEX / Revenues				18.1%	(2.9 pt)	(2.9 pt)

In France, revenue growth was driven by wholesale services and the resiliency of retail services.

Revenues in France were up 2.7% in the 2nd quarter, driven by the momentum of wholesale services (+11.7%) and the strong resilience of retail services (+0.1%), despite the negative effects of the lockdown on roaming and FTTH deployment.

Revenues from retail services grew 0.1% in the 2nd quarter, an improved trend compared to the 1st quarter, when it was stable. Excluding STN, retail services grew 1.9% year on year.

In the 2nd quarter, convergent revenue grew 4.1%, thanks in particular to the profusion and new pricing of offers. Mobile only revenues were down 3.1%, impacted by migrations towards convergence. Fixed only revenues dropped 2.5%, impacted by the continued decline of narrowband services (-12.0%).

Wholesale revenues grew 11.7% in the 2nd quarter, an acceleration compared to the 2.6% growth in the 1st quarter. This growth was driven by co-financing received in Less-Populated Areas and by the construction of PINs, which more than offset the decline in roaming and unbundling.

Revenue from equipment sales declined 26.7% year on year, very heavily impacted by the closure of all stores in France during the lockdown and despite a strong recovery in June.

Other revenues growth of 27% year on year was driven by continuation of the built-to-suit program, which will enable Orange to undertake the accelerated deployment of its mobile network and increase the density of its coverage in rural areas and on transportation routes while still retaining the investment power needed to consolidate its leadership across the entire network.

In terms of ARPO, convergent ARPO grew 1.5 euros in the quarter to reach 68.7 euros. Mobile only ARPO dropped 0.21 euro year on year and stood at 16.6 euros in the 2nd quarter, due to lower roaming revenues related to Covid-19. Fixed broadband ARPO grew 0.07 euros in the 2nd quarter, in particular thanks to the increase of VoIP and entertainment usage, which intensified during the lockdown.

In terms of sales performance in the 2nd quarter, mobile contracts showed solid resilience with 29,000 net additions (after -58,000 net adds in the 1st quarter of 2020), in a market that remains very competitive and was impacted by the closure of shops during the lockdown.

Fixed broadband recorded 61,000 net adds in the 2nd quarter, compared to 41,000 net adds in the 2nd quarter of 2019. This performance was driven by an excellent quarter for fiber with 238,000 net adds despite the lockdown. This was a record high for a 2nd quarter and a real commercial success since 51% of these sales were to new customers. Orange continued fiber deployment at a faster pace in the 2nd quarter with a total of 19.3 million households connected and 3.8 million fiber customers at the end of June.

The broadband convergent retail customer base grew 1.1% year on year with 1.67 mobile lines per convergent offer, up 1.3% year on year.

EBITDAaL grew slightly in the 1st half (+0.5%) The FTTH co-financing received, as well as our cost-saving efforts, offset the effects of the crisis (loss of roaming revenue, health costs, etc.) as well as the sharp decline in traditional services, such as national roaming.

Spain

In millions of euros	2Q 2020	change comparable basis	change historical basis	6M 2020	change comparable basis	change historical basis
Revenues	1,216	(6.8)%	(6.8)%	2,503	(4.6)%	(4.6)%
Retail services	869	(7.2)%	(7.2)%	1,779	(5.8)%	(5.8)%
Convergence	502	(3.1)%	(3.1)%	1,020	(2.8)%	(2.8)%
Mobile only	250	(13.1)%	(13.1)%	517	(11.5)%	(11.5)%
Fixed only	114	(10.8)%	(10.8)%	238	(6.1)%	(6.1)%
IT & Integration services	2	64.4%	64.4%	4	56.3%	56.3%
Wholesale	229	10.4%	10.4%	449	7.6%	7.6%
Equipment sales	118	(27.2)%	(27.2)%	263	(17.0)%	(17.0)%
Other revenues	0	-	-	12	-	-
EBITDAaL				728	(7.5)%	(7.5)%
EBITDAaL / Revenues				29.1%	(0.9 pt)	(0.9 pt)
Operating Income				228	-	(10.3)%
eCAPEX				392	(25.9)%	(25.9)%
eCAPEX / Revenues				15.7%	(4.5 pt)	(4.5 pt)

Financial performance in Spain was impacted by the health crisis and the market shift towards low-cost.

Orange Spain's revenues dropped 6.8% in the 2nd quarter, strongly impacted by the health crisis and a very intense promotional environment since the end of portability restrictions. Thus, revenues from retail services dropped 7.2%, affected by declines in all its components.

Convergent revenues fell 3.1% in the 2nd quarter, with mobile only revenues down 13.1% and fixed only revenues down 10.8%. Revenues from IT and Integration services jumped 64.4%, fueled by the enterprise market, but remain low in volume terms.

Revenues from wholesale services rose 10.4% in the 2nd quarter, despite the sharp decline in visitor roaming, driven by the increase in international traffic, while revenues from equipment sales fell 27.2%, impacted by the almost-total shutdown of sales activity during the lockdown.

On the commercial front, in response to a market polarization accentuated by the health crisis, Orange has implemented a strategy aimed at protecting value at the high end of the market while increasing volumes at the low end. This strategy is bearing fruit and enabled an increase in convergent ARPO for the two main brands, Orange and Jazztel, and a stable convergent ARPO of 57.5 euros overall.

EBITDAaL declined 7.5% in the 1st half, absorbing part of the lost revenue through continued efforts on indirect cost and direct cost savings, mainly related to the slowdown in sales activity during the health crisis.

Europe

In millions of euros	2Q 2020	change comparable basis	change historical basis	6M 2020	change comparable basis	change historical basis
Revenues	1,329	(3.6)%	(5.1)%	2,729	(1.6)%	(2.1)%
Retail services	896	1.6%	0.4%	1,817	2.9%	2.7%
Convergence	180	22.5%	18.9%	357	23.9%	21.8%
Mobile only	494	(6.7)%	(7.9)%	1,008	(4.7)%	(5.3)%
Fixed only	152	(2.5)%	(6.0)%	308	(3.9)%	(5.6)%
IT & Integration services	71	39.3%	61.0%	143	45.0%	71.4%
Wholesale	246	(6.9)%	(9.1)%	506	(3.2)%	(4.5)%
Equipment sales	162	(16.6)%	(18.3)%	348	(12.3)%	(13.3)%
Other revenues	25	(34.2)%	(35.8)%	58	(34.2)%	(34.7)%
EBITDAaL				730	4.3%	3.0%
EBITDAaL / Revenues				26.7%	1.5 pt	1.3 pt
Operating Income				173	-	1.9%
eCAPEX				369	(8.2)%	(9.5)%
eCAPEX / Revenues				13.5%	(1.0 pt)	(1.1 pt)

Convergence and IT supported the solid momentum in retail services. EBITDAaL grew thanks to transformation initiatives.

Revenue from Europe (namely Belgium, Luxembourg, Moldova, Poland, Romania and Slovakia) declined 3.6% in the 2nd quarter, mainly impacted by a sharp slowdown in equipment sales (-16.6%) and energy resales in Poland (a component of "other revenues" which declined 34.2%). Growth in retail services was sustained (+1.6%), although slowing from the previous quarter (+4.3%) due in particular to a lower contribution from international roaming tied to travel restrictions put in place by many countries.

Within retail services, convergent revenues maintained solid growth of 22.5%, confirming the momentum of this market where Orange is the leader in Europe. Mobile only revenues were down 6.7% in the 2nd quarter impacted in particular by migrations towards convergence. Fixed only revenue slowed 2.5%, which was an improvement compared to the 5.2% decline in the 1st quarter and the 8.0% decrease in the 4th quarter of 2019. The growth in fixed broadband services did not offset the decline in fixed narrowband services. IT and integration services continued to post strong revenue growth rising 39.3%, mainly due to Poland.

Wholesale revenues declined 6.9% in the 2nd quarter after a 0.6% increase in the previous quarter. This slowdown was due to reductions in mobile call termination rates, the end of national roaming contracts, lower SMS usage, particularly in Belgium, and a decrease in the number of international visitors. Revenue from equipment sales fell 16.6%, impacted by the slowing market and above all by the closure of a large number of stores which lasted until June. In terms of sales performance in the 2nd quarter, the health crisis weighed heavily on mobile contract net additions (-10,000 vs. +28,000 in the 1st quarter) and on prepaid (-460,000 vs. -228,000 in the previous quarter). The impact was more moderate on convergence (+58,000 vs. +85,000 in the 1st quarter) and fixed broadband (+40,000 compared with +51,000 in the previous period), which included +49,000 net fiber additions, even better than a year ago (+46,000). The TV customer base continued to grow, up 4.6%, albeit at a slower rate than the 1st quarter (+7.4%).

At the European country level, Poland posted its 8th consecutive quarter of growth (+2.6%), an acceleration compared to the previous quarter (+0.9%), driven by good momentum in retail services (+4.5%). Other countries in the region posted lower revenues, mainly due to the slight decline in retail services and a more marked decline in equipment sales.

EBITDAaL in the 1st half grew 4.3% (+30 million euros), with a positive contribution from Poland (+8.2%) and Belgium (+8.8%), as a result of successful transformation initiatives and efforts to mitigate the impact of the health crisis, especially in Poland.

Africa & Middle East

In millions of euros	2Q 2020	change comparable basis	change historical basis	6M 2020	change comparable basis	change historical basis
Revenues	1,401	1.3%	0.9%	2,845	3.8%	3.9%
Retail services	1,210	4.7%	4.0%	2,444	6.8%	6.8%
Mobile only	1,070	3.9%	3.1%	2,164	6.1%	5.9%
Fixed only	137	10.8%	11.0%	270	11.4%	12.2%
IT & Integration services	4	49.1%	48.2%	11	73.3%	73.1%
Wholesale	161	(16.0)%	(16.7)%	342	(12.7)%	(12.5)%
Equipment sales	20	(18.3)%	(17.3)%	40	(13.1)%	(11.0)%
Other revenues	9	(8.7)%	28.6%	19	13.5%	52.6%
EBITDAaL				935	7.2%	7.7%
EBITDAaL / Revenues				32.9%	1.1 pt	1.2 pt
Operating Income				456	-	4.7%
eCAPEX				449	6.8%	7.4%
eCAPEX / Revenues				15.8%	0.4 pt	0.5 pt

Good resilience in Africa & Middle East.

Africa & Middle East revenues rose 1.3% in the 2nd quarter compared to a 6.2% increase in the previous quarter. Despite the impact of the health crisis which caused shop closures, the resilience of retail services (+4.7%) fueled this momentum, due in particular to the growth drivers of mobile data, fixed broadband and Orange Money, whose growth has however slowed compared to the 1st quarter.

Mobile only revenues grew 3.9% in the 2nd quarter with the 4G customer base reaching 27.9 million, a 40.4% increase over 12 months. This growth is supported in particular by data with revenue up 26.5% in the 2nd quarter. The composition of the mobile customer base continued to improve with a contract base share up 2 points and a churn rate on prepaid services down 0.3%.

Fixed only revenues rose 10.8% in the 2nd quarter, a decline compared to the 12.0% increase in the previous quarter. The number of fixed broadband customers grew 31% year on year, reaching 1.4 million customers, confirming its role as a growth driver with fixed broadband revenue up 32.9% in the 2nd quarter.

Revenues from wholesale services were down 16.0% in the 2nd quarter, impacted in particular by the decline in international transit business and visitor roaming. Revenues from equipment sales also fell, down 18.3% due to a market slowdown and of course the health crisis that caused the closure of many shops.

Orange Money revenues were up 12.5% in the 2nd quarter, compared with a 22.3% rise in the 1st quarter, adversely impacted by both the lockdown and free transactions recommended by the Central Bank of West African States in the context of the health crisis. The active customer base grew strongly (+18.9% year on year) and totals 19.6 million customers.

Across the countries of Africa & Middle East, the mobile customer base remained stable with 123.5 million customers.

In the 2nd quarter, 10 countries in the region grew, including 5 that posted double-digit revenue growth. Among the countries contributing most to total revenues in Africa and the Middle East, the C te d'Ivoire cluster posted 7.3% year-on-year growth, thanks to the good performance from Burkina Faso and value offers in C te d'Ivoire, and Egypt grew 3.3%.

EBITDAaL in Africa & Middle East grew 7.2% in the 1st half to reach a 32.9% margin rate, up 1.1 points thanks to cost control and continued transformation initiatives.

Enterprise

In millions of euros	2Q 2020	change comparable basis	change historical basis	6M 2020	change comparable basis	change historical basis
Revenues	1,925	(3.3)%	(0.8)%	3,859	(1.3)%	2.3%
Fixed only	984	(1.0)%	(0.9)%	1,958	(1.4)%	(1.0)%
Voice	326	1.0%	1.0%	632	(2.8)%	(2.6)%
Data	658	(2.0)%	(1.8)%	1,326	(0.7)%	(0.3)%
IT & Integration services	738	(2.6)%	4.1%	1,475	1.9%	12.0%
Mobile *	203	(14.8)%	(14.8)%	426	(10.3)%	(10.3)%
Mobile only	162	(13.4)%	(13.3)%	327	(11.0)%	(11.0)%
Wholesale	11	43.9%	43.9%	21	20.1%	20.1%
Equipment sales	30	(31.7)%	(31.7)%	77	(13.3)%	(13.3)%
EBITDAaL				471	(18.5)%	(16.7)%
EBITDAaL / Revenues				12.2%	(2.6 pt)	(2.8 pt)
Operating Income				267	-	(25.8)%
eCAPEX				174	(13.0)%	(11.9)%
eCAPEX / Revenues				4.5%	(0.6 pt)	(0.7 pt)

A decrease in revenues after six consecutive quarterly increases due to the impact of the health crisis on business activity and project roll-outs.

In the 2nd quarter, revenue in the Enterprise segment fell 3.3% after six consecutive quarterly increases. Orange's B2B services have played a critical role in enabling businesses to remain operational during the health crisis; nevertheless the decline in business activity and delays in project roll-outs by enterprise customers impacted revenues.

Revenues from IT and integration services recorded the first decline in its history (-2.6%) in the 2nd quarter, while remaining up over the half year (+1.9%). The 2nd quarter decline stemmed from the effect of the health crisis, which was unable to be offset by the good performance in the 1st half of cloud and cybersecurity services, up 8% and 11% respectively, demonstrating their importance, particularly in times of crisis. As of June 30, 2020, IT and integration services represented 38% of Enterprise segment revenues.

Data revenues decreased 2.0% in the 2nd quarter, impacted in particular by Globecast whose broadcasting revenues were sharply reduced following the widespread cancellations of events around the world. Mobile* revenues declined 14.8% in the 2nd quarter, mainly due to lower roaming revenues which were strongly impacted by the health crisis. Revenues from traditional voice services, however, grew 1.0%, driven by growth in voice traffic and audio conferencing services during the lockdown.

Enterprise EBITDAaL declined 18.5% in the 1st half with two-thirds of this decrease due to the impact of the health crisis, in particular on roaming and data. A transformation plan is currently being implemented and a return to EBITDAaL growth is not expected before the end of 2021.

* Mobile revenues include mobile services and mobile equipment sales invoiced to businesses and incoming mobile traffic from businesses invoiced to other carriers.

International Carriers & Shared Services

In millions of euros	2Q 2020	change comparable basis	change historical basis	6M 2020	change comparable basis	change historical basis
Revenues	355	(5.4)%	(5.5)%	728	(2.4)%	(2.4)%
Wholesale	259	(3.8)%	(3.7)%	530	(2.4)%	(2.3)%
Other revenues	96	(10.4)%	(11.0)%	199	(2.4)%	(2.9)%
EBITDAaL				(179)	1.9%	(2.9)%
EBITDAaL / Revenues				(24.6)%	(0.1 pt)	(1.3 pt)
Operating Income				(345)	-	12.3%
eCAPEX				123	68.9%	55.7%
eCAPEX / Revenues				16.9%	7.2 pt	6.3 pt

Revenues from International Carriers and Shared Services declined 5.4% in the 2nd quarter after an increase of 0.7% in the 1st quarter.

Services to international carriers were severely impacted by the Covid-19 pandemic due to the halt in international travel and trips and the reduction of flows on voice Corridors. Other revenues were also impacted by the closure of movie theaters during the lockdown and by the decline in Orange Marine's installation activities, which were also slowed by the health crisis.

Orange Bank

In millions of euros	6M 2020	change comparable basis	change historical basis
Net Banking Income (NBI)	34	119.0%	119.0%
Cost of bank credit risk	(11)	180.5%	180.5%
Operating Income	(87)	-	0.9%
eCAPEX	14	(14.5)%	(14.5)%

In the 1st half of 2020, the Net Banking Income (NBI) of Orange Bank grew by 18 million euros year on year due to development of the new Orange Bank offer.

Operating income grew by 1 million euros compared to the 1st half of 2019, due to the increase in NBI and lower customer acquisition costs, in the context of a deteriorating economic and commercial environment due to the health crisis which resulted in the closure of Orange shops and Groupama agencies during the lockdown and led to an increase in the cost of risk.

In France, Orange Bank integrated Orange Courtage, which offers insurance for mobile handsets to 450,000 retail customers and 150,000 business customers. Orange Bank is continuing its value-oriented strategy by also becoming an insurance broker, achieving a new milestone in the development of cross-selling offers with Orange's core business.

As of June 30, 2020, Orange Bank had 1 million customers, including 31,000 in Spain where the service was launched in the 4th quarter of 2019.

Schedule of upcoming events

10/29/2020 - Publication of third quarter 2020 results

Contacts

press: +33 1 44 44 93 93 Jean-Bernard Orsoni jeanbernard.orsoni@orange.com Tom Wright tom.wright@orange.com Olivier Emberger olivier.emberger@orange.com financial communication: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Isabelle Casado

isabelle.casado@orange.com

Samuel Castelo

samuel.castelo@orange.com

Didier Kohn
didier.kohn@orange.com

Aur lia Roussel
aurelia.roussel@orange.com

Andrei Dragolici
andrei.dragolici@orange.com

Disclaimer

This press release contains forward-looking statements about Orange s financial situation and results of operations. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. In particular, the consequences of the Covid-19 outbreak are uncertain and the health crisis may exacerbate the risks that the Group faces. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on 20 April 2020 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 21 April 2020 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: adjusted data to income statement items

In the 2nd quarter:

	2Q 2020			2Q 2019 historical basis
In millions of euros	Adjusted data,	Presentation adjustments,	Income statement,	Adjusted data,	Presentation adjustments,	Income statement,
Revenues	10,375	-	10,375	10,388	-	10,388
External purchases	(4,174)	-	(4,174)	(4,289)	-	(4,289)
Other operating income	135	-	135	197	-	197
Other operating expense	(188)	(172)	(361)	(93)	(2)	(95)
Labor expenses	(2,147)	(14)	(2,161)	(2,162)	(28)	(2,190)
Operating taxes and levies	(317)	-	(317)	(320)	-	(320)
Gains (losses) on disposal of fixed assets, investments and activities	-	2	2	-	21	21
Restructuring costs	-	(7)	(7)	-	(40)	(40)
Depreciation and amortization of financed assets	(12)	-	(12)	(3)	-	(3)
Depreciation and amortization of right-of-use assets	(330)	-	(330)	(312)	-	(312)
Impairment of right-of-use assets	-	(6)	(6)	1	(24)	(24)
Interests expenses on liabilities related to financed assets	(0)	0	-	(0)	0	-
Interests expenses on lease liabilities	(28)	28	-	(32)	32	-
EBITDAaL	3,312	(168)	-	3,375	(41)	-
Significant litigation	(169)	169	-	-	-	-
Specific labor expenses	(11)	11	-	(26)	26	-
Fixed assets, investments and business portfolio review	2	(2)	-	21	(21)	-
Restructuring program costs	(13)	13	-	(64)	64	-
Acquisition and integration costs	(6)	6	-	(4)	4	-
Interests expenses on liabilities related to financed assets	-	(0)	(0)	-	(0)	(0)
Interests expenses on lease liabilities	-	(28)	(28)	-	(32)	(32)

Half-year data:

	6M 2020			6M 2019 historical basis
In millions of euros	Adjusted data,	Presentation adjustments,	Income statement,	Adjusted data,	Presentation adjustments,	Income statement,
Revenues	20,769	-	20,769	20,573	-	20,573
External purchases	(8,557)	-	(8,557)	(8,563)	-	(8,563)
Other operating income	271	-	271	341	-	341
Other operating expense	(274)	(174)	(448)	(194)	(7)	(201)
Labor expenses	(4,342)	(33)	(4,376)	(4,320)	(114)	(4,434)
Operating taxes and levies	(1,232)	-	(1,232)	(1,207)	-	(1,207)
Gains (losses) on disposal of fixed assets, investments and activities	-	59	59	-	68	68
Restructuring costs	-	(13)	(13)	-	(52)	(52)
Depreciation and amortization of financed assets	(22)	-	(22)	(3)	-	(3)
Depreciation and amortization of right-of-use assets	(642)	-	(642)	(609)	-	(609)
Impairment of right-of-use assets	-	(6)	(6)	(0)	(24)	(24)
Interests expenses on liabilities related to financed assets	(1)	1	-	(0)	0	-
Interests expenses on lease liabilities	(56)	56	-	(60)	60	-
EBITDAaL	5,914	(111)	-	5,958	(68)	-
Significant litigation	(169)	169	-	(65)	65	-
Specific labor expenses	(28)	28	-	(46)	46	-
Fixed assets, investments and business portfolio review	59	(59)	-	68	(68)	-
Restructuring program costs	(19)	19	-	(75)	75	-
Acquisition and integration costs	(10)	10	-	(10)	10	-
Interests expenses on liabilities related to financed assets	-	(1)	(1)	-	(0)	(0)
Interests expenses on lease liabilities	-	(56)	(56)	-	(60)	(60)

Appendix 2: key performance indicators

In thousand, at the end of the period	June 30 2020	June 30 2019
Number of convergent customers	10,814	10,588
Number of mobile accesses (excluding MVNOs) (1)	207,956	204,155
o/w	Mobile accesses of convergent customers	19,233	18,654
Mobile only accesses	188,722	185,501
o/w	Contract customers	75,094	72,730
Prepaid customers	132,862	131,425
Number of fixed accesses (2)	45,120	46,025
Number of fixed retail accesses	29,322	29,892
Number of fixed broadband accesses	20,971	20,353
o/w	Accesses with very high-speed broadband	8,421	7,028
Accesses of convergent customers	10,814	10,588
Fixed only accesses	10,158	9,765
Number of fixed narrowband accesses	8,351	9,539
Number of fixed wholesale accesses	15,797	16,132
Group total accesses (1+2)	253,076	250,180

2019 data is on a comparable basis.

The key indicators by country are shown on the Orange Group website orange.com, in the Investors section of the document "Orange Investors data book Q2 2020", directly accessible through the following link:

www.orange.com/en/Investors/Results-and-presentations/Folder/All-consolidated-results

Appendix 3: glossary

Key figures

Data on a comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate as defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

EBITDAaL or EBITDA after Leases : operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on debts related to financed assets and on lease liabilities, and (iii) adjusted for significant litigation, specific labor expenses, fixed assets, investments and businesses portfolio review, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific elements. EBITDAaL is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

eCAPEX or economic CAPEX : (i) acquisitions of property, plant and equipment and intangible assets, excluding telecommunications licenses and financed assets, (ii) less the price of disposal of property, plant and equipment and intangible assets. eCAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly-named indicators in other companies.

Organic Cash Flow (telecoms activities): for the perimeter of the telecoms activities, this corresponds to the net cash provided by operating activities, minus (i) lease liabilities repayments and debts related to financed assets repayments, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in the fixed assets payables, (iii) excluding effect of telecommunication licenses paid and significant litigations paid or received. Organic Cash Flow (telecoms activities) is not a financial aggregate defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Convergence

The customer base and the revenues invoiced to convergence services customers (excluding equipment sales) was for convergent offers defined as the combination of, at a minimum, a fixed broadband access and a mobile contract subscribed by retail market customers.

Convergent ARPO: the average quarterly revenues per convergent offer (ARPO) is calculated by dividing revenues from retail convergent services offers invoiced to customers generated over the past three months (excluding IFRS 15 adjustments) by the weighted average number of retail convergent offers over the same period. ARPO is expressed by monthly revenues per convergent offer.

Performance indicators

The fixed retail accesses correspond to the number of fixed broadband accesses (xDSL (ADSL and VDSL), FTTx, cable, Fixed-4G (fLTE) and other broadband accesses (satellite, Wimax and others)) and fixed narrowband accesses (mainly PSTN) and payphones.

The fixed wholesale accesses correspond to the number of fixed broadband and narrowband wholesale accesses operated by Orange.

Mobile only services

Revenues from Mobile only services consists of revenues invoiced to customers of mobile offers excluding retail convergence and equipment sales. The customer base includes customers with a contract excluding retail convergence, machine-to-machine contracts and prepaid cards.

Mobile only ARPO: the average quarterly revenues from Mobile only (ARPO) is calculated by dividing the revenue from Mobile only services (excluding machine-to-machine and IFRS 15 adjustments) generated over the past three months by the weighted average of Mobile only customers (excluding machine-to-machine) over the same period. The ARPO is expressed as monthly revenues per Mobile only customer.

Fixed only services

Revenues from Fixed only services include the revenue of fixed services excluding retail convergence and equipment sales: traditional fixed-line telephony, fixed broadband and enterprise solutions and networks[2]. The customer base consists of fixed-line telephony and fixed broadband customers, excluding retail convergence customers.

Fixed only Broadband ARPO: the average quarterly revenues from Fixed only Broadband (ARPO) is calculated by dividing the revenue from Fixed only Broadband services (excluding IFRS 15 adjustments) generated over the past three months by the weighted average of Fixed only Broadband customers over the same period. ARPO is expressed as monthly revenues per Fixed only Broadband customer.

IT & integration services

Revenues from IT and integration services include revenue from unified communication and collaboration services (Local Area Network and telephony, consulting, integration, project management and video conferencing offers), hosting and infrastructure services (including cloud computing), application services (customer relations management and other application services), security services, machine-to-machine services (excluding connectivity), as well as equipment sales for the products and services above.

Wholesale

Revenues from other carriers consists of (i) mobile services to other carriers including incoming traffic, visitor roaming, network sharing, national roaming and Mobile Virtual Network Operators (MVNOs), and (ii) fixed services to other carriers including national networking, services to international carriers, high-speed and very high-speed broadband access (fibre access, unbundling of telephone lines and xDSL access sales) and the sale of telephone lines on the wholesale market.

[1] Unless otherwise stated, changes are on a comparable basis.

[2] With the exception of France, where enterprise solutions and networks are listed under the Enterprise business segment.

ORANGE

Date: July 30, 2020	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations